Exhibit 99.1

BOS Reports Financial Results for the First Quarter of the Year 2023

RISHON LE ZION, Israel, May 30, 2023 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the first quarter of the year 2023.

First Quarter 2023 Financial Highlights:

●	Revenues grew by 12% to $12.1 million from $10.8 million in the first quarter of the year 2022;

●	Gross profit margin improved to 21.9% compared to 20.9% in the first quarter of the year 2022;

●	Operating profit for the first quarter of 2023 increased by 94% to $902,000 compared to $465,000 in the first quarter of the year 2022;

●	EBITDA for the first quarter of 2023 increased by 84% to $1,034,000 compared to $562,000 in the first quarter of the year 2022;

●	Financial expenses increased to $246,000 from $151,000 in the first quarter of the year 2022;

●	Net income for the first quarter of 2023 increased by 109% to $656,000 or $0.12 per basic share compared to $314,000 or $0.06 per basic share in the first quarter of the year 2022;

Eyal Cohen, BOS’ CEO stated: “We have invested extensive managerial resources in expanding our offerings to include complementary technologies and services. I am pleased to see the positive results yielded by these efforts both in the year 2022 and in the first quarter of 2023.”

Ziv Dekel, BOS’ Chairman, stated: “BOS’ Board of directors and management have been executing an expansion strategy based on organic growth and M&A opportunities. This strategy leverages our core expertise and highly advanced proficiency in technologies for inventory processes.”

BOS will host a conference call on Tuesday, May 30, 2023, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow the management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS’ technologies enhance inventory processes through three business divisions:

●	The Intelligent Robotics division automates industrial and logistic inventory processes;

●	The RFID division marks and tracks inventory; and

●	The Supply Chain division manages inventory.

For additional information, contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$12,141	$10,789	$41,511
Cost of revenues	9,477	8,537	32,451
Gross profit	2,664	2,252	9,060
Operating costs and expenses:
Research and development	41	51	166
Sales and marketing	1,246	1,164	4,924
General and administrative	475	572	2,122
Other income, net	-	-	(81)
Total operating costs and expenses	1,762	1,787	7,131

Operating income	902	465	1,929
Financial expenses, net	(246)	(151)	(647)
Income before taxes on income	656	314	1,282
Tax on income	-	-	(6)
Net income	$656	$314	$1,276

Basic net income per share	$0.12	$0.06	$0.23
Diluted net income per share	$0.11	$0.06	$0.23
Weighted average number of shares used in computing basic net income per share	5,702	5,251	5,550
Weighted average number of shares used in computing diluted net income per share	5,712	5,291	5,589
Number of outstanding shares as of March 31, 2023 and 2022 and December 31, 2022	5,702	5,251	5,702

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$1,763
Restricted bank deposits	146	130
Trade receivables, net	10,888	10,834
Other accounts receivable and prepaid expenses	1,358	1,414
Inventories	6,930	6,433

Total current assets	21,616	20,574

LONG-TERM ASSETS	251	260

PROPERTY AND EQUIPMENT, NET	3,390	3,270

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,021	1,110

OTHER INTANGIBLE ASSETS, NET	460	486

GOODWILL	4,895	4,895

Total assets	$31,633	30,595

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$445	$586
Operating lease liabilities, current	262	301
Trade payables	7,547	7,984
Employees and payroll accruals	1,089	1,016
Deferred revenues	1,553	542
Advances net of inventory in process	4	47
Accrued expenses and other liabilities	485	719

Total current liabilities	11,385	11,195

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,337	1,294
Operating lease liabilities, non-current	751	827
Long-term deferred revenues	452	241
Accrued severance pay	392	404

Total long-term liabilities	2,932	2,766

TOTAL SHAREHOLDERS’ EQUITY	17,316	16,634

Total liabilities and shareholders’ equity	$31, 633	$30, 595

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022

Operating income	$902	$465	$1,929
Add:
Amortization of intangible assets	26	14	107
Stock-based compensation	25	25	97
Depreciation	81	58	255
EBITDA	$1,034	$562	$2,388

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2023

Revenues	$4,017	$7,489	699	(64)	$12,141

Gross profit (loss)	1,106	1,585	(27)	-	2,664

Allocated operating expenses	573	928	75	-	1,576

Unallocated operating expenses*		-	-		186

Income (loss) from operations	$533	$657	$(102)	-	902

Financial expenses					(246)

Net income					$656

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2022

Revenues	$4,103	$6,508	178	$-	$10,789

Gross profit (loss)	1,031	1,244	(23)	-	2,252

Allocated operating expenses	686	776	141	-	1,603

Unallocated operating expenses*	-	-	-	-	184

Income (loss) from operations	$345	$468	$(164)	-	465

Financial expenses and tax on income					(151)
Net income					$314

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2022

Revenues	$15,318	$25,232	961	-	$41,511

Gross profit	3,778	5,441	(159)	-	9,060

Allocated operating expenses	2,535	3,450	425	-	6,410

Unallocated operating expenses*					721

Income (loss) from operations	$1,243	$1,991	$(584)	-	1,929

Financial expenses and tax on income					(653)

Net income					$1,276

*	Unallocated operating expenses include costs not specific to a particular segment but general to the entire group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.